Anne Benedict Direct: +1 202.955.8654 Fax: +1 202.530.9647 ABenedict@gibsondunn.com
CONFIDENTIAL TREATMENT REQUESTED BY EXACTTARGET, INC.

Certain portions of this letter as filed via Edgar have been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced in this letter as filed via Edgar with a placeholder identified by the mark “[**].”

February 24, 2012

VIA EDGAR AND HAND DELIVERY

Ms. Barbara C. Jacobs

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	ExactTarget, Inc.
Registration Statement on Form S-1
File No. 333-178147
Supplemental Correspondence

On behalf of ExactTarget, Inc. (the “Company”), we are submitting this letter in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s registration statement on Form S-1 (File No. 333-178147) (the “Registration Statement”) relating to the proposed initial public offering of the Company’s common stock (the “Offering”). Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. Section 200.83, and the Freedom of Information Act.

Potential Stock Split and Price Range

The Company supplementally advises the Staff that it is contemplating effecting a 2-for-1 forward stock split (or stock dividend of 1 share for each outstanding share of common stock) (the “Stock Split”) after giving effect to the conversion of all currently outstanding shares of preferred stock of the Company into shares of common stock, and prior to the commencement of the Offering. The Company further supplementally advises the Staff that, based on discussions with representatives of the Company’s underwriters, the Company expects the price range included on the cover of the Company’s preliminary prospectus for the Offering to be between $[**] and $[**] per share post-Stock Split (or $[**] to $[**] per share pre-Stock Split).

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Timing Considerations

The Company expects to file an amendment to the Registration Statement containing the price range on or about March 6, 2012 (such amendment, the “Pricing Amendment”). The Company anticipates printing its preliminary prospectus on March 6, 2012 and launching its road show on March 7, 2012, with a target pricing date for its offering of March 21, 2012.

To achieve this schedule, the Company respectfully requests that the Staff provide the Company with any comments on the Company’s option pricing and fair value determinations on or prior to March 2, 2012.

Previously Provided Information

The section captioned “Stock-Based Compensation” beginning on page 62 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement includes a detailed explanation of the Company’s approach to accounting for stock-based compensation, the methodology used by the Company to determine the fair value of its stock on dates when options were granted by the Board of Directors, the factors and approaches considered by the Company in determining fair value and factors that caused the fair value to change over time.

Overview of Option Pricing and Fair Value Determinations

As previously discussed in the Registration Statement, each time the Company’s Board of Directors has granted options during the period from January 1, 2009 to December 31, 2011 (the “Review Period”), the Board of Directors has granted those options with an exercise price intended to be equal to the fair value of the underlying common stock on the date of the grant. The Company has not granted stock options subsequent to December 31, 2011.

Given the absence of an active trading market for the Company’s common stock, determining the fair value of the Company’s stock requires the Company’s Board of Directors to make complex and subjective judgments. In doing so, the Company’s Board of Directors used the Black-Scholes option pricing model to value the Company’s stock options and determine the related compensation expense, as more fully discussed in the Registration Statement beginning on page 62. The significant factors considered in determining the fair value of the Company’s common stock on the date of grant included:

•	peer group trading multiples;
•	the amount of preferred stock liquidation preferences;
•	the Company’s results of operations and financial condition;
•	increases in the number of clients and client retention;

February 24, 2012 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY EXACTTARGET, INC.

•	improvements in the Company’s product functionality and system infrastructure;
•	the illiquidity of shares of the Company’s common stock;
•	the Company’s future prospects and opportunity for liquidity events such as an initial public offering and possible third-party sales; and
•	prices paid for the Company’s preferred stock issued in arms-length transactions.

As detailed in the Registration Statement, the Company and its Board of Directors have consistently sought to comply with the form and substance of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”).

Throughout the Review Period, the Company’s Board of Directors consisted of individuals with significant experience in business, finance, venture capital and/or private equity and significant experience in valuing technology companies, including determining the fair values of the common stock of such companies. In each instance, the Company’s Board of Directors reached its determination of the estimated fair value of the Company’s common stock after discussion and made its determination in good faith, based on the information available on the date of grant. The Company also obtained periodic third-party valuations that were used to support the fair value determinations made by the Board of Directors.

In light of the foregoing and as previously stated in the MD&A section of the Registration Statement, the Company believes that the actions of its Board of Directors to estimate the fair value of the Company’s common stock during the Review Period complied with the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718-20, Compensation—Stock Compensation, the AICPA Practice Aid and the regulations regarding the granting of options to employees in the United States as “incentive stock options” under the Company’s equity incentive plans and the Internal Revenue Code of 1986, as amended.

Increase in Fair Value from December 29, 2011 to February 24, 2012

The Company’s Board of Directors last granted options on December 29, 2011 at a fair value of $20.00 per share (pre-Stock Split). This price was based primarily on the terms, rights and privileges and per share price of the shares of the Company’s Series D preferred stock that were sold in November 2011 at $20.00 per share. On December 29, 2011, the Company did not know, and was not able to predict, the precise price range to be included in the preliminary prospectus for the Offering to be included in the Pricing Amendment or the initial public offering price.

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In connection with its efforts to evaluate whether to pursue a public offering during this fiscal quarter, the Company requested that representatives of the underwriters provide the Company’s Board of Directors with an estimated valuation range. On February 21, 2012, representatives of the lead underwriters presented to the Company’s Board of Directors and preliminarily recommended a price range between $[**] and $[**] per share post-Stock Split (or $[**] to $[**] pre-Stock Split) to be on the cover of the Company’s preliminary prospectus for the Offering to be included in the Pricing Amendment, assuming the offering were to close this quarter or very early in April 2012. At that time, representatives of the underwriters indicated to the Company’s Board of Directors that the proposed range was subject to fluctuation based on market conditions.

The Company believes the difference between the Company’s determination of fair value of $20.00 per share (pre-Stock Split) in December 2011 and the anticipated price range to be included on the cover of the preliminary prospectus for the Offering to be included in the Pricing Amendment results primarily from the following factors:

•

Substantially Enhanced Balance Sheet and Financial Resources. The proceeds of a successful public offering would strengthen substantially the Company’s balance sheet as a result of increased cash. Additionally, the completion of a public offering would provide the Company with access to the public company debt and equity markets.

•

Substantially Enhanced Liquidity and Marketability of the Company’s Stock. The valuation of the Company’s common stock by its Board of Directors on December 29, 2011, reflected the illiquidity of the Company’s common stock on that date and the uncertainty of the Company’s public offering. The valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus included in the Pricing Amendment assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable stock that would be sold in the public offering market without liquidity and marketability discounts.

•

IPO Scenario Probability. In setting the option pricing in December 2011, the Company considered the likelihood of completing an initial public offering and the probability that the Company would remain a private company. However, the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus included in the Pricing Amendment assumes the successful completion of a public offering, resulting in an increased common stock valuation compared to prior valuations.

February 24, 2012 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY EXACTTARGET, INC.

•

Improved Stock Market Conditions. Since stock options were last granted in December 2011, stock market valuations in general and in the Company’s industry have increased. In addition, the market for initial public offerings has improved since late 2011.

•

Redemption and Conversion of Preferred Stock. The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. No dividends on the Company’s common stock may be paid unless dividends are also declared and paid on the Company’s preferred stock, in cash, in the same amounts per share (on an as converted to common stock basis) as paid in respect of the Company’s common stock. In addition, holders of outstanding shares of the Company’s Series A, Series B, Series E, Series F and Series G preferred stock are entitled to receive liquidation preferences prior to payments to holders of common stock. The holders of Series A, Series B, Series E, Series F and Series G preferred stock also have anti-dilution protection under certain circumstances, and the holders of Series E, Series F and Series G preferred stock have special voting and redemption rights. The anticipated price range assumes the conversion of the Company’s convertible preferred stock upon the completion of the initial public offering. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in an increased common stock valuation.

Future Stock Option Grants

The Company supplementally advises the Staff that it will likely grant additional stock options prior to the completion of its initial public offering. The Company intends to grant such options with an exercise price equal to the low end of the preliminary price range set forth above or, if such grants are made after the filing of the Pricing Amendment, at the low point of the price range set forth in the Pricing Amendment.

Conclusion

The Company believes that the fair values determined by its Board of Directors for the common stock applicable to each option grant are appropriate and demonstrate the diligent efforts of the Company’s Board of Directors to consider all relevant factors in determining fair value at each valuation date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA Practice Aid.

Please do not hesitate to contact the undersigned at (202) 955-8654 with any questions.

February 24, 2012 Page 6	CONFIDENTIAL TREATMENT REQUESTED BY EXACTTARGET, INC.

Sincerely,

/s/ Anne Benedict

Anne Benedict

ALB/daz

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